UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Trump Media & Technology Group Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25400Q105
(CUSIP Number)

401 N. Cattlemen Rd., Ste. 200
Sarasota, Florida 342324
Telephone Number: (941) 735-7346

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25400Q105	13D	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Donald J. Trump

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
78,750,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
78,750,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
78,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
57.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Calculated based on 136,700,583 shares of Common Stock outstanding on March 25, 2024.

CUSIP No. 25400Q105	13D	Page 3 of 6
Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Trump Media & Technology Group Corp. a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida 342324.

Item 2.	Identity and Background

This Schedule 13D is filed by President Donald J. Trump (the “Reporting Person”).

President Trump is an individual and citizen of the United States of America. The principal address of President Trump is 1100 S. Ocean Blvd. Palm Beach, FL 33480.

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the securities reported herein as beneficially owned by the Reporting Person were acquired pursuant to the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended by the First Amendment to Agreement and Plan of Merger, dated May 11, 2022, the Second Amendment to Agreement and Plan of Merger, dated August 9, 2023, the Third Amendment to Agreement and Plan of Merger, dated September 29, 2023, and as it may be further amended or supplemented from time to time, the “Merger Agreement”) by and among Digital World Acquisition Corp., a Delaware corporation (“Digital World”), DWAC Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of DWAC, and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”). On March 25, 2024 (the “Closing Date”), pursuant to the Merger Agreement, Merger Sub merged with and into TMTG, with TMTG being the surviving company and a wholly owned subsidiary of Digital World (the “Merger,” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). Upon the consummation of the Business Combination (the “Effective Time”), Digital World changed its name to “Trump Media & Technology Group Corp.” (“Public TMTG”).

Pursuant to the Merger Agreement, at the Effective Time, (a) all of the issued and outstanding TMTG common stock of TMTG immediately prior to the Effective Time (other than those properly exercising any applicable appraisal rights under Delaware law or any shares of TMTG common stock issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement) were automatically cancelled, in exchange for the right to receive their pro rata portion of the Merger Consideration and the Earnout Shares, if any, (b) all of the outstanding TMTG common stock that was issued upon the conversion of TMTG Convertible Notes immediately prior to the Effective Time pursuant to the terms of the Merger Agreement was automatically cancelled, in exchange for shares of Public TMTG common stock (“Common Stock”), upon the terms set forth in the Merger Agreement, (c) each outstanding option to acquire shares of TMTG common stock (whether vested or unvested) was assumed by the Issuer and automatically converted into an option to acquire shares of Common Stock, with its price and number of shares equitably adjusted based on the conversion ratio of the shares of TMTG common stock into the Merger Consideration, and (d) each outstanding restricted stock unit of TMTG was converted into a restricted stock unit relating to shares of Common Stock.

As a result of the Business Combination, the Reporting Person received 78,750,000 shares of Common Stock of the Issuer.

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In connection with the Business Combination, the Reporting Person is eligible to receive 36,000,000 shares of Common Stock of the Issuer (the “Earnout Shares”) pursuant to an “earnout” provision in the Merger Agreement based on the price per performance of the Common Stock of the Issuer during the three (3) year period following the Closing (the “Earnout Period”). The Earnout Shares shall be earned and payable during the Earnout Period as follows:

•
In the event that the dollar volume-weighted average price (“VWAP”) of the Common Stock equals or exceeds $12.50 per share for twenty (20) out of any thirty (30) trading days during the period beginning on the Closing Date and ending on the 18-month anniversary of the Closing Date, the Reporting Person will be entitled to receive an additional 13,500,000 Earnout Shares.

•
In the event that the VWAP of the Common Stock equals or exceeds $15.00 per share for twenty (20) out of any thirty (30) trading days during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date, the Reporting Person will be entitled to receive an additional 13,500,000 Earnout Shares.

•
In the event that the VWAP of the Common Stock equals or exceeds $17.50 per share for twenty (20) out of any thirty (30) trading days during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, the Reporting Person will be entitled to receive an additional 9,000,000 Earnout Shares.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of the Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person beneficially owns a majority of the voting power of the Common Stock of the Issuer and therefore may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, President Trump has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, President Trump reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, President Trump may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other stockholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing stockholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

President Trump holds the securities of the Issuer for general investment purposes. President Trump intends to review his investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as he deems appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a) though (j), inclusive, of Item 4 of Schedule 13D. President Trump may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions. President Trump reserves the right, based on all relevant factors and subject to applicable law and contractual and other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that he may own from time to time, in each case in open market or private transactions, block sales, or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

CUSIP No. 25400Q105	13D	Page 5 of 6
Item 5.	Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover page to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by President Trump.

(b) See rows (7) through (10) of the cover page to this filing for the aggregate number of shares of Common Stock as to which President Trump has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On the Closing Date, in connection with the consummation of the Business Combination, President Trump entered into a Lock-Up Agreement with Digital World and Eric Swider, acting as the Company’s CEO Representative (the “Lock-Up Agreement”), under which President Trump agreed not to, during the period commencing from the Closing Date and ending on the earliest of (x) the six months after the Closing Date, (y) the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30) trading day period commencing at least one-hundred fifty (150) days after the Closing Date, and (z) the date after the Closing Date on which Digital World consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Digital World’s stockholders having the right to exchange their equity holdings in Digital World for cash, securities or other property.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1
Agreement and Plan of Merger, dated as of October 20, 2021, as amended on May 11, 2022, August 8, 2023, and September 29, 2023 by and among Digital World Acquisition Corp., DWAC Merger Sub Inc. and Trump Media & Technology Group Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 1, 2024).

99.2	Lock-Up Agreement, dated as of March 25, 2024, by and among Digital World Acquisition Corp., Eric Swider, and President Trump.

CUSIP No. 25400Q105	13D	Page 6 of 6
Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2024

By:	/s/ Donald J. Trump, by Jonathan Talcott pursuant to Power of Attorney
Donald J. Trump